SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 20, 2013

List of materials

Documents attached hereto:

i) Press Release announcing Sale of certain M3 shares held by Sony Corporation.

February 20, 2013
Sony Corporation

Sale of certain M3 shares held by Sony Corporation

Sony Corporation (“Sony”) today announced that it has entered into a contract to sell 95,000 shares of its 886,908 shares of M3, Inc. (“M3”), a consolidated subsidiary of Sony, to Deutsche Securities Inc.

1.  Purpose of the sale
As part of its initiative to transform its business portfolio and reorganize its assets, Sony entered into a contract of sale that it expects will result in an increase to the liquidity of the market for M3’s shares and help to assure the independence and neutrality of M3’s management.  While following the sale, M3 will no longer be consolidated by Sony, Sony will remain a major shareholder of M3 and will continue to pursue opportunities to collaborate with M3 in the business areas, including medical.

2.  Summary of M3
Trade name	M3, Inc.
Address of head office	Akasaka 1-11-44, Minato-ku, Tokyo, Japan
Name and title of representative	Itaru Tanimura, President and Representative Director
Business	Medical-related services through the use of the Internet
Stated capital	1,334 million yen
Date of establishment	September 29, 2000
Number of employees (stand-alone)	130 (as of March 31, 2012)
Number of shares issued and outstanding	1,588,854 shares (as of February 19, 2013)

3.  Summary of the buyer
Trade name	Deutsche Securities Inc.
Address of head office	Sanno Park Tower, Nagatacho 2-11-1, Chiyoda-ku, Tokyo, Japan
Name and title of representative	David Hatt, President & CEO
Business	Financial instruments business
Stated capital	72,728 million yen
Date of establishment	July 21, 2005

4.  Number of shares to be sold and number of shares to be held by Sony before/after the sale
Number of shares held by Sony before the sale	886,908 shares (Number of voting rights: 886,908) (Shareholding ratio: 55.8%)
Number of shares to be sold	95,000 shares (Number of voting rights: 95,000) (Shareholding ratio: 6.0%)
Number of shares to be held by Sony after the sale	791,908 shares (Number of voting rights: 791,908) (Shareholding ratio: 49.8%)

5.  Schedule
Execution of a contract of sale	February 20, 2013
Closing of the sale (Expected)	February 25, 2013

6.  Outlook
Although the impact of the sale continues to be evaluated, Sony expects to record a gain within operating income in connection with the sale of approximately 115 billion yen during the fourth quarter for the current fiscal year ending March 31, 2013.  The gain substantially relates to the remeasurement at fair value of the remaining 791,908 M3 shares (49.8% of the issued and outstanding shares of M3) that Sony owns after the sale.  Going forward, Sony expects to account for M3 as an equity method investment.  As stated on February 7, 2013 in the announcement of Sony’s forecast for consolidated financial results for the fiscal year ending March 31, 2013, Sony has identified certain assets for possible sale as part of an initiative to transform its business portfolio and reorganize its assets.  This sale was conducted as a part of that initiative.  While this sale was anticipated and the potential gain on remeasurement was taken into account at the time of the forecast, Sony is currently reevaluating the aggregate impact of this sale and other factors on the forecast.

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